Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

January 14, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Jennifer Gowetski, Esq.

Re:	American Realty Capital Healthcare Trust, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed January 14, 2011
File No. 333-169075

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Healthcare Trust, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 4, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on August 27, 2010 (No. 333-169075) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on October 1, 2010, Amendment No. 2 to the Registration Statement filed with the Commission on November 2, 2010 and Amendment No. 3 to the Registration Statement filed with the Commission on December 13, 2010.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosure provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Amendment No. 4 has been filed by the Company today. In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 4. All page number references in the Company’s responses are to page numbers in Amendment No. 4.

Cover

1.	We note the last risk factor. Please revise the phrase "percentage of dividends" to "percentage of distributions".

We advise the Staff that the Company has revised the cover page to state “amount of distributions”.

Conflicts of Interest, page 86

2.
We note your response to comment 5 of our letter dated November 23,2010. Although you state that many of the affiliated companies have dedicated management teams, your executive officers generally appear to be the same as those of the affiliated companies. We continue to believe that you should revise your disclosure to highlight and more specifically describe the conflicts related to the time eaeh officer will be able to devote to you in light of their involvement with other affiliated companies in the initial start-up phase. Further, please more specifically describe the potential conflicts relating to limitation, finding investors, locating and acquiring properties, obtaining financing and entering or acquiring leases. Please revise your risk factors as appropriate.

We advise the Staff that the Company has revised the disclosure in the prospectus.

Prior Performance Summary, page 112

Programs of Our Sponsor. page 114

American Realty Capital Trust, Inc. page 114

3.	Please revise your disclosure to disclose the offering expenses and acquisitions costs incurred by this registrant to date.

We advise the Staff that the Company has revised the disclosure to disclose the offering expenses and acquisition costs incurred by American Realty Capital Trust, Inc.

4.
We note your response to comment 7 of our letter dated November 23, 2010. We further note the net losses attributable to American Realty Capital Trust, Inc., ARC Income Properties, LLC and ARC Income Properties II, LLC, disclosed in the prior performance tables. We also note that American Realty Capital Trust has paid distributions from offering proceeds and its advisor and property manager have waived significant fees. Please revise to include this information or advise.

We advise the Staff that the net losses incurred by the referenced programs are primarily attributable to non-cash items and not the impairment of the programs’ real estate assets.  With respect to American Realty Capital Trust, Inc. (“ARCT”), for the year ended December 31, 2009 and for the period ended September 30, 2010, the entire net loss was attributable to depreciation and amortization expenses incurred on the properties during the ownership period; and for the year ended December 31, 2008, 71% of the net losses were attributable to depreciation and amortization, and the remaining 29% of the net losses was attributable to the fair market valuation of certain derivative investments held.

Additionally, each of ARC Income Properties, LLC and ARC Income Properties II, LLC is an offering of debt securities.  Despite incurring net losses during certain periods, all anticipated distributions to investors have been paid on these programs through interest payments on the debt securities.  The equity interests in each of these entities are owned by Nicholas Schorsch and William Kahane and their respective families.  Any losses pursuant to a reduction in value of the equity in any of these entities (which has not occurred and which is not anticipated), will be borne by Messrs Schorsch and Kahane and their respective families. Accordingly, the Company does not believe that any of the mentioned items warrant disclosure as adverse business developments in the prospectus.

We also advise the Staff that, although during the early stages of the ARCT offering a portion of the distributions were paid from proceeds received from the offering, for the nine months ended September 30, 2010, ARCT had cash flow provided by operating activities of approximately $11.2 million which exceeded its distributions paid year to date of approximately $7.0 million.  ARCT’s affiliated advisor and property manager each waived certain fees due from ARCT in order to provide additional capital to ARCT for purposes of distribution coverage, not due to adverse business conditions.  None of the referenced programs have been subject to any tenant turnover and have experienced a non-renewal of only two leases.  Further, none of the referenced programs have been subject to mortgage foreclosure or significant losses on the sales of properties.  Accordingly, the Company does not believe that any of the mentioned items warrant disclosure as adverse business developments in the prospectus.

Share Repurchase Program. page 155

5.
We note your response to comment 9 of our letter dated November 23, 2010. We note that you propose to notify shareholders of any material modification, suspension, or termination of your share repurchase program no later than 10 days after such action has taken place. The proposed notice period appears to be inconsistent with the no-action letter relief granted to issuers engaged in redemption programs with similar characteristics as your proposed program. Please revise. Alternatively, please provide a legal analysis explaining how the proposed notification period is consistent with prior staff interpretive positions and/or no-action letter relief.

We advise the Staff that the Company has revised the period to provide notice no later than ten days prior to such material modification, suspension or termination of the share repurchase program, and the Company has revised the disclosure in the prospectus accordingly.

6.
We note your revised disclosure on page 156 stating that you may "modify or suspend your offering of shares for sale." Please explain how this is consistent with the requirement in Rule 415 of the Securities Act that shares be offered on a continuous basis.

We advise the Staff that the Company has revised the disclosure in the prospectus which is consistent with the requirement of Rule 415 of the Securities Act.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.